SECURITIE 06003093
Washington, D.C. 20549

RECEIVED FEB 28 2006

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-29116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROOKSTONE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 SOUTH FLORIDA AVENUE
(No. and Street)

LAKELAND	FLORIDA	33801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTONY L. TURBEVILLE (863) 687-9670
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAMOS, DAVID RANDALL CERTIFIED PUBLIC ACCOUNTANT
(Name – *if individual, state last, first, middle name*)

4215 OLD ROAD 37	LAKELAND	FLORIDA	33813
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTHONY L. TURBEVILLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROOKSTONE SECURITIES, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

ANTONY L. TURBEVILLE, PRESIDENT

Title

R Lucille Di Maria
My Commission DD354452
Expires November 26, 2008

R Lucille Di Maria

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

David Ramos
Certified Public Accountant

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Brookstone Securities, Inc.

I have audited the accompanying statement of financial condition of Brookstone Securities, Inc. as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookstone Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

David R. Ramos, CPA

February 22, 2006

Member: AICPA, FICPA
4215 Old Road 37 • Lakeland, Florida 33813
Telephone: 863-701-7885 • 863-709-8306 • Fax: 863-701-7857 • Email: RAMOSCPA1@AOL.COM

BROOKSTONE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

CURRENT ASSETS	
Cash	$ 112,699
Commissions receivable	219,418
Prepaid expenses	5,680
Total current assets	337,797
Total assets	$ 337,797

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 2,336
Commissions payable	191,671
Due to affiliated company	65,479
Total current liabilities	259,486
STOCKHOLDER'S EQUITY	
Common stock, 10,000 no par shares authorized; issued and outstanding, 100	100
Paid-in capital	6,000
Treasury stock, at cost	(118,414)
Retained earnings	190,625
Total stockholder's equity	78,311
	$ 337,797

Read accompanying notes to financial statements.

BROOKSTONE SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

REVENUES	
Commissions	$ 1,832,765
Gain on disposal of equipment	11,507
Total revenues	1,844,272
OPERATING EXPENSES	
Commissions	1,470,732
Clearing and related fees	126,142
Payroll and related expenses	76,512
Professional fees	34,928
Office expense	20,959
Taxes, licenses and permits	18,761
Insurance	12,855
Rent	5,135
Equipment expenses	4,871
Telephone	2,978
Advertising	1,570
Miscellaneous	1,112
Total expenses	1,776,555
NET INCOME	$ 67,717

Read accompanying notes to financial statements.

BROOKSTONE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

	COMMON STOCK	PAID-IN CAPITAL	TREASURY STOCK AT COST	RETAINED EARNINGS	TOTAL STOCK-HOLDER'S EQUITY
BALANCE, December 31, 2004	$ 100	$ 6,000	$ (118,414)	$ 122,908	$ 10,594
NET INCOME	-	-	-	67,717	67,717
BALANCE, December 31, 2005	$ 100	$ 6,000	$ (118,414)	$ 190,625	$ 78,311

BROOKSTONE SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 67,717
Adjustment to reconcile net earnings to net cash provided by operating activities:	
Gain on disposal of equipment	(11,507)
Increase in commissions receivable	(217,072)
Increase in prepaid assets	(5,680)
Decrease in deposits	375
Decrease in accounts payable	(16,339)
Increase in commissions payable	187,631
Decrease in arbitration fee payable	(3,125)
Due to affiliated company	65,479
Net cash from operating activities	67,479
CASH PROVIDED BY INVESTING ACTIVITIES	
Proceeds from the disposal of equipment	14,046
Net cash provided by investing activities	14,046
NET INCREASE (DECREASE) IN CASH	81,525
CASH, December 31, 2004	31,174
CASH, December 31, 2005	$ 112,699

SUPPLEMENTAL DATA

Income taxes paid	$ -
Interest paid	-

Read accompanying notes to financial statements.

BROOKSTONE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF COMPANY - Brookstone Securities, Inc. (the "Company") is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a Florida corporation formerly known as Resource-Realty Investment Securities Enterprises, Inc. d/b/a RISE, Inc. In 2005, the two entities merged. The surviving company is Brookstone Securities, Inc. Brookstone Securities, Inc. is wholly-owned by Brookstone Capital Management, LLC (the "Parent"), a Florida limited liability company.

BASIS OF ACCOUNTING - The Company's policy is to prepare its financial statements on the accrual basis of accounting.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH - For the purposes of reporting cash flows, cash includes cash on hand, in bank accounts and invested cash with maturities of three months or less. Additionally, the Company sells securities through other broker-dealers. Under the agreement with these parties, the Company maintains deposit accounts with the clearing broker-dealers in the event a customer defaults on payments for securities. These deposit balances were reported at $75,000 at December 31, 2005, and are reported as cash.

RECEIVABLES - Amounts due to the Company at year end are deemed fully collectible. Thus, no allowance for doubtful accounts is recorded. Of the commissions due to the Company at year end, $145,378 were due from a clearing organization.

LIABILITIES - At December 31, 2005, there were no liabilities that were subordinated to general creditors.

EQUITY - As part of the merger, capital stock and paid in capital changed. Common stock was changed from $6,000 to $100; paid in capital changed from $100 to $6,000. Operations were not affected.

INCOME TAXES - There are no timing differences used by the Company which would result in the creation of a deferred tax account. Income for tax purposes is approximately the same as income reported for accounting purposes. The Company is included in the consolidated federal income tax return filed by the Parent. At December 31, 2005, the Company had unused operating loss carryforwards of approximately $10,200 which may provide future tax benefits. Such carryforwards expire in 2025.

CONCENTRATIONS OF CREDIT RISK - The Company is engaged in various activities in which counterparts include broker-dealers and financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31,2005, the Company had net capital of $72,631 which was $55,332 in excess of its required net capital of $17,299. The Company's net capital ratio was 3.57 to 1.

NOTE - 3 RELATED PARTY TRANSACTIONS

During 2005, the Company was charged $95,474 for goods and services provided to it by T Squared Financial Group, Inc. ("T Squared"), a company affiliated by common control. These charges for goods and services are provided pursuant to a written agreement between the Company and T Squared. The Company effectively shares in expenses incurred by both entities. At December 31, 2005, the Company owed T Squared $65,479 for such goods and services. Office rent of $2,212 was included in the charges from T Squared.

The Company incurred an expense of $706,497 primarily for commissions earned by the owner of the Parent company. Of that, $68,118 was unpaid at December 31, 2005.

SUPPLEMENTAL MATERIAL

David Ramos
Certified Public Accountant

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTAL INFORMATION REQUIRED
BY RULE 17a-5 OF THE SECURITIES EXCHANGE COMMISSION

To the Board of Directors of
Brookstone Securities, Inc.

I have audited the accompanying financial statements of Brookstone Securities, Inc. as of and for the year ended December 31, 2005, and have issued my report thereon dated February 22, 2006. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Net Capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David R. Ramos, CPA

February 22, 2006

Member: AICPA, FICPA
4215 Old Road 37 • Lakeland, Florida 33813
Telephone: 863-701-7885 • 863-709-8306 • Fax: 863-701-7857 • Email: RAMOSCPA1@AOL.COM

BROOKSTONE SECURITIES, INC.

SCHEDULE OF NET CAPITAL UNDER SEC RULE 15c3-1

DECEMBER 31, 2005

NET CAPITAL

Stockholder's equity per statement of financial condition	$	78,311
Less unallowed assets:		
Prepaid assets		5,680
Net capital	$	72,631

AGGREGATE INDEBTEDNESS

Accounts payable	$	2,336
Commissions payable		191,671
Due to affiliated company		65,479
Total aggregate indebtedness	$	259,486

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II (unaudited) FOCUS report	$	72,630
Add rounding		1
Net capital as reported above	$	72,631

Note: There are no material differences in the computation of net capital and required net capital as reported above and the FOCUS report filed for December 31, 2005.

David Ramos
Certified Public Accountant

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Brookstone Securities, Inc.

In planning and performing my audit of the financial statements of Brookstone Securities, Inc. (the "Company") for the year ended December 31, 2005, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices that I considered relevant to the objectives stated in rule 17a-5(g), in the following: Making the periodic computations of the aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11). Since the following items were not relevant to this engagement, I did not make quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; I did not test for compliance with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and I did not test for obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized used or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member: AICPA, FICPA
4215 Old Road 37 • Lakeland, Florida 33813
Telephone: 863-701-7885 • 863-709-8306 • Fax: 863-701-7857 • Email: RAMOSCPA1@AOL.COM

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities or safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

David R. Amos, CPA

February 22, 2006